Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

July 26, 2021

Via EDGAR

Ms. Lauren Hamilton, Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Trinity Capital Inc.
Annual Report on Form 10-K (File No. 001-39958)
Quarterly Report on Form 10-Q (File No. 001-39958)
Registration Statement on Form N-2 (File No. 333-256728)

Dear Ms. Hamilton:

On behalf of Trinity Capital Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on July 1, 2021 regarding the Company’s (i) annual report on Form 10-K for the fiscal year ended December 31, 2020, as filed with the SEC on March 4, 2021 (the “Form 10-K”), (ii) quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2021, as filed with the SEC on May 6, 2021 (the “Form 10-Q”), (iii) and registration statement on Form N-2 (File No. 333-256728), as filed with the SEC on June 2, 2021 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses thereto. Capitalized terms used but not defined herein have the meanings ascribed thereto in the Form 10-K, Form 10-Q, or Registration Statement, as applicable.

Annual Report on Form 10-K for the fiscal year ended December 31, 2020

1.	Comment: Reference is made to Item 6, Selected Financial Data, of the Form 10-K. In future filings, please provide additional yield figures based on total holdings held.

Response: In future filings, the Company will revise to include yield figures based on total holdings held, as requested by the Staff.

2.	Comment: Reference is made to Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the Form 10-K. In future filings, please discuss the impact of non-recurring fees on earnings and/or yield. Please refer to the AICPA expert panel meeting minutes dated September 19, 2014.

Response: In future filings, the Company will discuss the impact of non-recurring fees on earnings and/or yield, as requested by the Staff.

3.	Comment: Reference is made to Item 15, Exhibits and Financial Statement Schedules, of the Form 10-K. We note that the Exhibit 31.2 Certificate, dated March 4, 2021, was signed by Susan Echard and that the agreement filed as Exhibit 10.13, dated November 16, 2020, addressed to and signed by Ms. Echard indicated that her employment

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Ms. Lauren Hamilton, Staff Accountant July 26, 2021 Page 2

terminated with her last day of employment on November 25, 2020. Please refile the correct certificate dated as of a recent date.

Response: The Company respectfully advises the Staff that it has filed the correct certificate, dated as of a recent date, in connection with an exhibit only, amended Form 10-K filing.

4.	Comment: Reference is made to Item 8, Consolidated Financial Statements and Supplementary Data, of the Form 10-K. Please explain what is contained in the line item “Other liabilities” in the Statement of Assets and Liabilities at December 31, 2020.

Response: The Company respectfully advises the Staff supplementally that “Other liabilities” in the Statement of Assets and Liabilities as of December 31, 2020 primarily consist of equipment financing security deposits and lease liabilities, which are not deemed material and therefore not required to be stated separately on the Statement of Assets and Liabilities (less than 5 percent of total liabilities).

5.	Comment: Reference is made to Item 8, Consolidated Financial Statements and Supplementary Data, of the Form 10-K and the Statement of Cash Flows. Please describe what fixed assets are being depreciated and where those items are held on the Statement of Assets and Liabilities.

Response: The Company respectfully advises the Staff supplementally that fixed assets are included in the line item “Other assets” in the Statement of Assets and Liabilities of the Form 10-K and primarily reflect furniture, fixtures and computer equipment. These fixed assets are not deemed material and therefore not required to be stated separately on the Statement of Assets and Liabilities (less than 5 percent of total assets).

6.	Comment: Reference is made to Item 8, Consolidated Financial Statements and Supplementary Data, of the Form 10-K and the Schedule of Investments. In future filings, please include all disclosure required related to restricted securities.

Response: In future filings, the Company will include the additional disclosure, as requested by the Staff.

7.	Comment: Reference is made to Item 8, Consolidated Financial Statements and Supplementary Data, of the Form 10-K and the Schedule of Investments. In future filings, please disclose a dividend rate, if known, for all preferred stock held by the Company as part of the title of issue.

Response: In future filings, the Company will disclose a dividend rate, if known, for all preferred stock held by the Company as part of the title of issue, as requested by the Staff.

8.	Comment: Reference is made to Item 8, Consolidated Financial Statements and Supplementary Data, of the Form 10-K and Note 12. Selected Quarterly Data. We note that generally three years of quarterly data is provided to align with the Statements of Assets and Liabilities. In future filings, please make sure the data provided aligns with the Statement of Operations and Statement of Changes in Net Assets.

Response: The Company respectfully notes to the Staff supplementally that, as disclosed in the Form 10-K, the Company was formed on August 12, 2019 and commenced operations on January 16, 2020. Prior to January 16, 2020, the Company

Ms. Lauren Hamilton, Staff Accountant July 26, 2021 Page 3

had no operations, except for immaterial matters related to its formation and organization as a BDC. As a result and due to such immaterial matters, the Company does not intend to include quarterly financial information with respect to the period of August 12, 2019 to December 31, 2019 in Note 12. Selected Quarterly Data, as the Company does not believe that such immaterial financial information prior to the commencement of its operations on January 16, 2020 is helpful to investors.

Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021

1.	Comment: Under Debt Financing Costs on page 41 of the Form 10-Q, the disclosure states that “The Company records costs related to the issuance of debt obligations as deferred debt financing costs. These costs are deferred and amortized using the straight-line method over the stated maturity life of the obligations.” The disclosure in the Form 10-K for the year ended December 31, 2020, the debt issuance cost were amortized using the effective yield method. Has the Company changed its accounting methodology?

Response: The Company respectfully advises the Staff supplementally that the Company did not change its accounting methodology and that the disclosure difference referenced in the Staff’s comment relates to a correction in the Form 10-Q relative to the Form 10-K. In both periods, the Company used the straight-line method in accordance with ASC 835-30-35-4. Even though the Company consistently used the same accounting methodology, the Company respectfully advises the Staff supplementally that there would be no material differences in the results in using either of such accounting methodologies.

2.	Comment: In Note 5. Borrowings, the Company states that “As of March 31, 2020 and December 31, 2020, the Company was in compliance with the terms of the Credit Facility, the 2025 Notes Indenture, and the Convertible Notes Indenture.” Please confirm the Company was also in compliance as of March 31, 2021.

Response: The Company respectfully advises the Staff supplementally that it was in compliance with the terms and conditions of the Credit Facility, the 2025 Notes Indenture, and the Convertible Notes Indenture as of March 31, 2021.

Registration Statement on Form N-2 (File No. 333-256728) filed on June 2, 2021

1.	Comment: We note that in the Portfolio Company table included in the Registration Statement, there were changes to strike prices and shares held for various portfolio companies as compared to the disclosure in the Portfolio Company table included in the registration statement filed with the SEC on May 18, 2021. Please explain why there were differences.

Response: The Company respectfully advises the Staff supplementally that the changes in the Portfolio Company table included in the Registration Statement as compared to the disclosure in the Portfolio Company table included in the registration statement filed with the SEC on May 18, 2021 were to correct the strike prices and shares for those portfolio companies. Such changes were not deemed material to the tables previously filed and will also be reflected in the amendment to such registration statement initially filed on May 18, 2021 (File No. 333-256227).

Ms. Lauren Hamilton, Staff Accountant July 26, 2021 Page 4

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845 or Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/ Stephani M. Hildebrandt

Stephani M. Hildebrandt

cc:	Steven L. Brown Sarah Stanton Cynthia M. Krus